CUSIP No. 739363109

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5 )

Powerwave Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

739363109

(CUSIP Number)

July 7, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 739363109

1.	Names of Reporting Persons.

Artis Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	CA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 33,234,943
7. Sole Dispositive Power 0
8. Shared Dispositive Power 33,234,943

9.	Aggregate Amount Beneficially Owned by Each Reporting Person33,234,943

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	25.0%

12.	Type of Reporting Person (See Instructions)	PN, IA

CUSIP No. 739363109

1.	Names of Reporting Persons.

Artis Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	CA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 33,234,943
7. Sole Dispositive Power 0
8. Shared Dispositive Power 33,234,943

9.	Aggregate Amount Beneficially Owned by Each Reporting Person33,234,943

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	25.0%

12.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 739363109

1.	Names of Reporting Persons.

Stuart L. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 33,234,943
7. Sole Dispositive Power 0
8. Shared Dispositive Power 33,234,943

9.	Aggregate Amount Beneficially Owned by Each Reporting Person33,234,943

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	25.0%

12.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 739363109

1.	Names of Reporting Persons.

Artis Partners 2X Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 14,737,755
7. Sole Dispositive Power 0
8. Shared Dispositive Power 14,737,755

9.	Aggregate Amount Beneficially Owned by Each Reporting Person14,737,755

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	11.1%

12.	Type of Reporting Person (See Instructions)	CO

CUSIP No. 739363109

1.	Names of Reporting Persons.

Artis Partners 2X (Institutional), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,396,793
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,396,793

9.	Aggregate Amount Beneficially Owned by Each Reporting Person7,396,793

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)______

11.	Percent of Class Represented by Amount in Row (9)	5.6%

12.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 739363109

Item 1.

(a)	Name of Issuer

Powerwave Technologies, Inc.

(b)	Address of Issuer's Principal Executive Offices

1801 E. St. Andrew Place, Santa Ana, CA 92705

Item 2.

(a)	The names of the persons filing this statement are:

Artis Capital Management, L.P. ("Artis"), Artis Capital Management, Inc. ("Artis Inc."), Stuart L. Peterson, Artis Partners 2X Ltd. ("2X”) and Artis Partners 2X (Institutional), L.P. (“2X LP,” and collectively, the "Filers")

(b)	The principal business office of the Filers except 2X is located at:

One Market Plaza, Steuart Street Tower, Suite 2700, San Francisco, CA 94105

The principal business office of 2X is located at:

c/o Goldman Sachs Administration Services, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, KY1-1103, Cayman Islands

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 739363109

CUSIP No. 739363109

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ x ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Artis).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ x ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Artis Inc. and Mr. Peterson).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ]	Group, in accordance with Rule13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Artis is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No individual client, other than 2X and 2X LP, holds more than five percent of the outstanding Stock.

CUSIP No. 739363109

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.  Artis is a registered investment adviser and is the investment adviser of investment funds, including 2X and 2X LP, that hold the Stock for the benefit of the investors in those funds.  Artis Inc. is the general partner of Artis.  Mr. Peterson is the president of Artis Inc. and the controlling owner of Artis and Artis Inc.  Each of Artis, Artis Inc. and Mr. Peterson disclaims beneficial ownership of the Stock, except to the extent of that person's pecuniary interest therein.  In addition, the filing of this Schedule 13G by 2X and 2X LP should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

Certification of Artis, Artis Inc. and Mr. Peterson:

I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of 2X and 2X LP:

I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A  Joint Filing Agreement.

CUSIP No. 739363109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              July 16, 2010

ARTIS CAPITAL MANAGEMENT, L.P. By: /s/ Robert A. Riemer, Chief Compliance Officer

CUSIP No. 739363109

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer.  For that purpose, the undersigned hereby constitute and appoint Artis Capital Management, L.P., a California limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:              July 16, 2010

ARTIS CAPITAL MANAGEMENT, L.P. By: /s/ Robert A. Riemer Chief Compliance Officer	ARTIS CAPITAL MANAGEMENT, INC. By: /s/ Stuart L. Peterson, President
/s/ Stuart L. Peterson	ARTIS PARTNERS 2X LTD. By: Artis Capital Management, L.P., Attorney in Fact By: /s/ Robert A. Riemer Chief Compliance Officer
ARTIS PARTNERS 2X (INSTITUTIONAL), L.P. By: Artis Capital Management, L.P., General Partner By: /s/ Robert A. Riemer Chief Compliance Officer